Lehman & Eilen LLP
20283 State Road 7, Suite 300
Boca Raton, Florida 33498
Telephone: (561) 237-0804
Facsimile: (561) 237-0803

March 19, 2008

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:	Jeffrey Riedler Assistant Director

Re:	Duska Therapeutics, Inc. Amendment No 1 to Registration Statement on Form S-1 Filed December 24, 2007 File No. 333-148311

Dear Mr. Jeffrey Riedler:

Thank you for your January 18, 2008 letter regarding Duska Therapeutics, Inc. (“Duska”). Enclosed is a pre-effective Amendment No. 1 on Form S-1 to Duska’s Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Duska’s Form S-1/A, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Prospectus Summary
The Offering, page 3

1. Please expand the discussion to briefly describe the December 2007 private placements and the terms of the securities sold in this offering. In addition, please expand the discussion in the section entitled Description of Securities to include a more detailed discussion of the convertible notes and related warrants.

Response: Complied with. Please see the added disclosure regarding our discussion of the September, October and November private placements to both the Offering page 3 and the Description of Securities.

United States Securities and
Exchange Commission
January 23, 2008

2. We note you currently have 50 million shares of common stock authorized for issuance, however the number of shares outstanding, subject to issuance and/or registered under this registration statement exceed the number of authorized shares. In addition, we also note Article 3.5(h) of the Senior Secured Promissory Note requires you to reserve no less than 120% of the number of shares of common stock necessary to effect the conversion of the notes and all accrued interest. Please advise or revise the disclosure, including risk factor discussion, as may be appropriate.

Response: Our Board of Directors and a majority of our shareholders approved an increase in our number of authorized shares of common stock to 125,000,000, which exceeds the 120% reserve requirement of our Senior Secured Promissory Notes. On March 13, 2008, we filed a Schedule 14C with respect to the increase in our authorized shares to 125,000,000 shares. We will file an amendment to our certificate of incorporation 20 days after the mailing of the definitive Schedule 14C.

Executive Compensation, page 50

3. Please update the disclosure to include the 2007 fiscal year.

Response: Complied with. The table has been updated to include the 2007 fiscal year.

Dollar value of underlying securities

4. Please provide the total value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Response: Complied with. Please see the disclosure added to the description of the offering on page 4 and the information in the table Total Potential Profit To Selling Security Holders From Other Securities in the section entitled Selling Security Holders.

United States Securities and
Exchange Commission
January 23, 2008

Payments to the investor and affiliates

5. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response: Complied with. Please note we have added tabular disclosure in the Selling Security Holders section.

6. Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response: Complied with. Please note we have added tabular disclosure in the Selling Security Holders section in the table Comparison Of Issuer Proceeds To Potential Investor Profit.

Potential profits on conversion

7. Please provide tabular disclosure of:

• the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible notes” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

United States Securities and
Exchange Commission
January 23, 2008

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);
•	the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and
•	the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

Response: Complied with. We have added tabular disclosure in the Selling Security Holders section to the table Total Potential Profit To Selling Security Holders From Other Securities. We do wish to point out that there will be no conversion discount and therefore no profit will be realized upon the conversion.

8. If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: Complied with. There are no provisions of the convertible notes that could result in a change in the price per share other than dilution provisions which include a reduction in the conversion price of the notes if any shares of common stock are issued for a price less than the conversion price or any option, warrants or convertible securities are issued with a conversion price that is less than the conversion price of the notes. Please see footnote 3 to the table Total Potential Profit to Selling Security Holders from Other Securities.

United States Securities and
Exchange Commission
January 23, 2008

Total potential profit from other securities

9. Please provide tabular disclosure of:

• the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
•	if the conversion/exercise price per share is not set at a fixed price and, instead is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: Complied with. Please note we have added tabular disclosure in the Selling Security Holders section regarding the warrants to the table Total Potential Profit To Selling Security Holders From Other Securities. Please note that there is no conversion discount and therefore no profit will be realized as a result of the conversion.

United States Securities and
Exchange Commission
January 23, 2008

Comparison of issuer proceeds to potential investor profit

10. Please provide tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the convertible notes transaction;
• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 5;
• the resulting net proceeds to the issuer; and
• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 5 and 6.

Response: Complied with. Please note we have added tabular disclosure in the Selling Security Holders section. Please note that the profit may be substantially reduced if the exercise is done on a cashless basis by the selling security holders.

11. Further, please provide - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 5 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 6 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response: Complied with. Please note we have added the disclosure to footnote number 1 to the Net Proceeds and Total Payments Within First Year table.

Prior transactions between the issuer and the selling shareholders

12. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following disclosed separately for each transaction:

• the date of the transaction;
• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

United States Securities and
Exchange Commission
January 23, 2008

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
• the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
• the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: Complied with. We have added tabular disclosure in the Selling Security Holders section. Please note that there have been no prior transactions between the issuer and the selling security holders.

Comparison of registered shares to outstanding shares

13. Please provide tabular disclosure comparing:

• the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: Complied with. We have added tabular disclosure in the Selling Security Holders section.

United States Securities and
Exchange Commission
January 23, 2008

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

14. Please provide the following information:

• whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
• whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and
•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response: Complied with. We have added disclosure in the Selling Security Holders section.

Relationships between the issuer and selling shareholders

15. Please provide:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
• copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: Complied with. We have added disclosure in the section entitled Relationships Between The Issuer And The Selling Security Holders. We do wish to point out that the issuer had no relationship with any of the selling security holders prior to their purchase of the securities being registered.

United States Securities and
Exchange Commission
January 23, 2008

The method by which the number of registered shares was determined

16. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response: The Company has determined the number of shares it seeks to register in connection with this registration statement in accordance with the terms of Section 2(b) of the Registration Rights Agreement that provides that if the Commission does not permit the Company to register all of the Registrable Securities in a registration statement because of the application of Rule 415 …. the Company shall register in the registration statement such number of Registrable Securities to be included in such registration statement in the following order(i) first the Registrable Securities issuable upon conversion of the Notes (ii) second, the Registrable Securities issuable upon exercise of the Warrants (iii) third, the Registrable Securities issuable as payment of interest on the Notes …..Since the Commission issued a comment letter that states that the Company cannot issue all of the Registrable Securities because of the application of Rule 415,the Company has filed for registration of all of the shares of common stock underlying the Notes.

Information regarding institutional selling shareholders

17. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: Complied with. We have added the names of the natural people that exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by the selling shareholders in the Selling Security Holders chart.

United States Securities and
Exchange Commission
January 23, 2008

Plan of Distribution, page 58

18. We note that you are registering the sale of 47,235,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

• The number of selling shareholders and the percentage of the overall offering made by each shareholder

• The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

• The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

• Any relationships among the selling shareholders;

• The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

• The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

• Whether or not any of the selling shareholders is in the business of buying and selling securities.
See also section D.29 of our Telephone Interpretations Manual.

Response: We understand the concern of the staff regarding the amount of shares being registered on small-cap transactions. In order to address that issue here we have substantially scaled back the number of shares subject to this registration statement by 32,485,000 shares and are eliminating from registration the short term and long term warrant shares issuable under warrant agreements and the interest issuable in the form of shares.

United States Securities and
Exchange Commission
January 23, 2008

We understand the difference between a primary offering and a secondary offering and that Rule 415(a)(1)(i) may not be utilized in the case of a primary offering because Rule 415(a)(1)(i) by its specific terms is limited to secondary offerings. We do believe that this transaction is a secondary offering eligible to be made under Rule 415(a)(l)(i).

We also wish to point out that none of the selling security holders are acting as a conduit for the issuer and none are the issuer’s alter ego. In this case, we submit that, the concern raised in section D. 29 of the Telephone Interpretations Manual is inapplicable. None of the selling security holders are actually underwriters selling on behalf of the issuer. In addition, upon review of the length of time that the securities have been held, the circumstances under which they were received, the lack of prior relationship between the issuer and the selling security holders and the fact that the selling security holders are not in the business of underwriting securities, we are of the conclusion that the selling security holders are not acting as a conduit for the issuer.

All of the securities were issued in a private placement in September 2007, through the efforts of a placement agent that was neither an affiliate of the issuer nor the selling security holders. This is not the instance where the selling securityholder consists of one large investor. No one securityholder acquired a substantially larger position vis-a -vis the other investors. Instead, there are five selling security holders and no one selling securityholder is selling in excess of 23% of the overall offering. In fact, three selling security holders are selling approximately 23% of the overall offering and the other two are selling approximately 15 % of the overall offering.

None of the selling security holders were affiliates of the issuer at the time of the issuance of the notes and none had a prior relationship with the issuer. Furthermore, although the investors are in the securities business none are in the business of underwriting public offerings, they are all hedge funds that engage in investment activities. Platinum Montaur Life Sciences and Platinum Long Term Growth VI are in the same family of funds; however they have different fund objectives and investors. Firebird Global Master Fund Ltd and Firebird Global Master Fund II Ltd are in the same family of funds however they also have different fund objectives and investors. There are no other relationships among the selling security holders.

The selling security holders have held the securities for almost 6 months, evidencing that they did not acquire them with a view toward distribution.

United States Securities and
Exchange Commission
January 23, 2008

Furthermore, the selling security holders have invested a large amount of money relative to the amount of money that the issuer had on hand prior to the investments. The total amount of money invested by the investors was $5,750,000, and the dollar value of the shares registered is also $ 5,750,000. The selling security holders will not receive a discount on the conversion of these shares. The selling security holders were willing to take the risk of a set conversion price that was equal to the market price at the time of the issuance of the notes. Rule 415 was enacted to prevent abusive transactions that destroy the value of the Company’s shares; however, in this case the value of the shares has actually increased since the transaction ( $.51 per share as reported on March 7, 2008)

Finally, we submit that only applying a flat mathematical formula strictly to small cap companies can work an injustice. Instead, we believe the math should only be one tool to help the staff in determining whether a latent primary offering is present, and that it is more just to also consider the other factors that we have addresses in this letter. We also wish to point out that in light of the new rules regarding Rule 144 and the fact that these securities will be free trading shortly, we believe that the registration of these securities more than the non registration promotes the purpose and policies underlying the Securities Act of 1933 by ensuring that the selling security holders have some legal responsibility for the adequacy of the information set forth in the prospectus that is distributed to purchasers of their securities as opposed to a sale under Rule 144 where the selling security holders will have no such responsibility.

19.  Please note that if this is a primary offering and you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis. A primary offering may be made on a delayed, episodic, or “at the market” basis only if it is eligible to be registered as a primary offering on Form S-3. See Rule 415(a)(l)(x). Accordingly, the discussion should be revised to identify the selling shareholders as underwriters and to include the price at which the underwriters will sell the securities.

Response: Please see the response to number 18. We do not believe that this offering is a primary offering and therefore we do not believe that the selling security holders should be listed as underwriters.

United States Securities and
Exchange Commission
January 23, 2008

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223. Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG: ckg
Enclosure